

07002357

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 7 2007
WASH, D.C. 210

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantlab Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 Montrose Boulevard, Suite 200
(No. and Street)

Houston	Texas	77006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark F. Hansen (713) 333-5445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conklin Hruzek & Co., P. C.
(Name – *if individual, state last, first, middle name*)

801 Travis, Suite 2050	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark F. Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantlab Securities, LP, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AUDREY WRAY
Notary Public, State of Texas
My Commission Expires
May 26, 2010

Mark F. Hansen
Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes ~~in Financial Condition~~ Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUANTLAB SECURITIES, LP

Financial Statements and Supplemental Schedules
with Independent Auditors' Report Thereon, and
Independent Auditors' Report on Internal Control

December 31, 2006 and 2005

CONKLIN HRUZEK & CO., P.C.

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS

801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT

The Partners
Quantlab Securities, LP:

We have audited the accompanying statements of financial condition of Quantlab Securities, LP (a Delaware limited partnership) as of December 31, 2006 and 2005, and the related statements of income, partners' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantlab Securities, LP at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Conklin Hruzek & Co., P.C.

Houston, Texas
February 20, 2007

QUANTLAB SECURITIES, LP

Statements of Financial Condition

December 31, 2006 and 2005

	2006	2005
Assets		
Cash	$ 6,445,769	1,260,080
Receivable from:		
Clearing organization	460,543	449,255
Other brokers or dealers	669,120	197,770
Total receivable from broker dealers	1,129,663	647,025
Receivable from related party customer	-	146,364
Prepaid expenses	20,324	24,892
	$ 7,595,756	2,078,361
Liabilities and Partners' Capital		
Accounts payable to clearing organization	$ 4,667	3,153
Accounts payable and accrued expenses	2,081,032	598,228
Total liabilities	2,085,699	601,381
Partners' capital:		
General partner	44,652	10,643
Limited partners:		
Limited partnership interest	3,530,772	964,904
Class B limited partnership interest	1,804,839	479,675
Class C limited partner	129,794	21,758
Total limited partners	5,465,405	1,466,337
Total partners' capital	5,510,057	1,476,980
	$ 7,595,756	2,078,361

The accompanying notes are an integral part of these financial statements.

QUANTLAB SECURITIES, LP

Statements of Income

Years ended December 31, 2006 and 2005

	2006	2005
Revenue:		
Commissions	$ 44,890,658	31,088,300
Interest	91,628	35,190
Other income	230	2,650
	44,982,516	31,126,140
Expenses:		
Clearing charges	7,213,697	8,383,798
Routing	17,191,427	9,796,786
Management services	4,421,065	3,243,791
Software royalty	9,300,000	5,400,000
Connectivity and data feeds	1,182,511	839,128
Regulatory fees and assessments	892,774	558,106
Personnel	717,853	474,465
Professional fees	23,235	22,917
Other operating expenses	29,202	8,773
Total expenses	40,971,764	28,727,764
Net income	$ 4,010,752	2,398,376

The accompanying notes are an integral part of these financial statements.

QUANTLAB SECURITIES, LP

Statements of Partners' Capital

Years ended December 31, 2005 and 2004

	General partner	Limited partners	Total
Balance at December 31, 2004	$ 17,786	1,760,818	1,778,604
Contributions	3,000	297,000	300,000
Distributions	(30,000)	(2,970,000)	(3,000,000)
Net income	19,857	2,378,519	2,398,376
Balance at December 31, 2005	10,643	1,466,337	1,476,980
Contributions	17,000	990,000	1,007,000
Distributions	(5,050)	(979,625)	(984,675)
Net income	22,059	3,988,693	4,010,752
Balance at December 31, 2006	$ 44,652	5,465,405	5,510,057

The accompanying notes are an integral part of these financial statements.

QUANTLAB SECURITIES, LP

Statements of Cash Flows

Years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 4,010,752	2,398,376
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Receivable from clearing organization	(11,288)	(349,720)
Receivable from other brokers or dealers	(471,350)	(136,447)
Receivable from related party customer	146,364	(141,016)
Prepaid expenses	4,568	1,447
Increase (decrease) in operating liabilities:		
Payable to clearing organization	1,514	941
Accounts payable and accrued expenses	1,482,804	65,783
Total adjustments	1,152,612	(559,012)
Net cash provided by operating activities	5,163,364	1,839,364
Cash flows from financing activities:		
Proceeds from note payable	1,000,000	-
Payment of note payable	(1,000,000)	
Contributions from partners	1,007,000	300,000
Distributions to partners	(984,675)	(3,000,000)
Net cash provided by used in financing activities	22,325	(2,700,000)
Net increase (decrease) in cash	5,185,689	(860,636)
Cash at beginning of year	1,260,080	2,120,716
Cash at end of year	$ 6,445,769	1,260,080

The accompanying notes are an integral part of these financial statements.

QUANTLAB SECURITIES, LP

Notes to Financial Statements

December 31, 2006 and 2005

(1) Organization, Nature of Business and Summary of Significant Accounting Policies

The organization, nature of business and a summary of the significant accounting policies of Quantlab Securities, LP is set forth below:

(a) Quantlab Securities, LP (The Partnership) was organized as a Delaware limited partnership pursuant to an agreement of limited partnership dated as of December 7, 2001. The Partnership is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Partnership's office is located in Houston, Texas.

(b) The Partnership receives brokerage commissions and other fees from transactions in certain investment accounts maintained by other broker-dealers and clients of Quantlab Capital Management, Ltd., on a fully disclosed basis. Quantlab Capital Management, Ltd., a Cayman Islands exempted company, is registered in the U. S. as an investment adviser under the Investment Advisers Act of 1940 and is under common control with the Partnership. The term of the Partnership is through December 31, 2051. The Partnership may continue, by unanimous consent, from calendar year to calendar year until terminated as provided in the partnership agreement. However, the term of the agreement shall not be extended beyond December 31, 2065.

(c) Securities transactions and all related revenue and expense are recorded in the accounts on a trade date basis at December 31, 2006 and 2005.

(d) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(e) For purposes of the statement of cash flows, cash includes cash on hand, bank checking and money market accounts, and short-term debt instruments with a maturity of three months or less. The Partnership paid interest expense of $19,550 and $106 in 2006 and 2005, respectively

(1) Organization, Nature of Business and Summary of Significant Accounting Policies, continued

(f) The Partnership maintains its cash in bank deposit accounts which, at times, may exceed Federal insured limits. The Partnership has not experienced any losses in such accounts. The Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

(g) The Partnership is not a taxpaying entity for Federal income tax purposes. The income or loss of the Partnership is included in the separate income tax returns of the partners. Accordingly, no provision is made for income taxes in the Partnership's financial statements. At December 31, 2006 and 2005, there are no material differences between the tax basis and reported amounts of the Partnership's assets.

(h) The Partnership has an agreement with a clearing organization whereby the organization performs clearing functions for all security transactions with customers and broker-dealers.

(i) Quantlab Financial, LLC, a Delaware limited liability company, is an affiliated company under common control as the Partnership, provides the Company management services, office facilities and pays various overhead expenses on behalf of the Partnership. The monthly fees for management services are adjustable every six months. The monthly fees, including allocated personnel expenses were as follows for 2006 and 2005:

January 1, - June 30, 2005	$ 215,000
July 1, - December 31, 2005	250,000
January 1, - June 30, 2006	275,000
July 1, - December 31, 2006	300,000

The management fee is required to be waived by Quantlab Financial, LLC, to the extent it would cause the Partnership's net capital to fall below $30,000. The Partnership incurred management services expense of $4,421,065 and $3,243,791 in 2006 and 2005, including fees for certain additional services in 2006 and 2005. Allocated personnel expense, in addition to the fee for management services amounted to $717,853 and $474,465 in 2006 and 2005, respectively.

(2) Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2006, the Partnership had net capital of $5,403,512 which exceeded its required net capital of $139,046 by $5,264,466. The Partnership's agreement with its clearing broker requires net capital of not less than $150,000. Additionally, the Partnership has verbally committed to its clearing broker to maintaining a clearing deposit of not less than $1,000,000. The Partnership's ratio of aggregate indebtedness to net capital was .39 to 1. There were no liabilities subordinated to the claims of general creditors during 2006.

(3) Partners' Capital

Partners' capital consists of the general partnership interest and limited partnership interests (including Class B and Class C). Losses of the Partnership are allocated to the partners, other than Class B and Class C limited partners, in proportion to their respective percentage interests (as such term is defined in the limited partnership agreement) in the Partnership. Profits, after taking into account the special allocation of profits to the Class B limited partners, are allocated to the partners (other than the Class B limited partners) in accordance with each partner's percentage interest, provided that profits from capital events (as such term is defined in the limited partnership agreement) have a special allocation hierarchy to account for certain equity thresholds. The Class B limited partners receive a special allocation of the annual profits of the Partnership as determined by a vote of the partners (other than the Class B limited partners).

(4) Related Party Transactions

The Partnership has entered into license agreements with Emergent Partners, LP and Resonant Partners, LP, affiliated companies under common control as the Partnership. The agreements are for certain proprietary software technology for which the Partnership pays a monthly fee. The license fees are adjustable upon agreement of the Partnership and the respective company. The fee is $300,000 per month to Emergent Partners, LP. The fee to Resonant Partners, LP is $300,000 per month beginning July 1, 2005 through May 2006 and $600,000 per month beginning June 1, 2006. The Partnership paid software royalties under the agreements of $3,600,000 to Emergent Partners, LP in 2006 and 2005, and $5,700,000 and $1,800,000 to Resonant Partners, LP in 2005. The Partnership also paid fees for management services and personnel expense to Quantlab Financial, LLC of $5,138,918 and $3,718,256 in 2006 and 2005, respectively.

QUANTLAB SECURITIES, LP

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Net capital:	
Total partners' equity	$ 5,510,057
Less nonallowable assets:	
Accounts receivable	86,221
Prepaid expenses	20,324
	106,545
Net capital	$ 5,403,512
Aggregate indebtedness - Items included in statement of financial condition - total liabilities	$ 2,085,699
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 139,046
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 139,046
Net capital in excess of required minimum	$ 5,264,466
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)	$ 5,194,942
Ratio of aggregate indebtedness to net capital	.39 to 1

There are no material differences between the computation of net capital under Rule 15c3-1 as presented herein and as reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2006.

Schedule II

QUANTLAB SECURITIES, LP

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2006

The Partnership is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Partnership carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations.

As of and for the year ended December 31, 2006, the Partnership has maintained its compliance with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Quantlab Securities, LP:

In planning and performing our audit of the financial statements of Quantlab Securities, LP (the Partnership), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose on expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. The condition was considered in determining the nature, timing and extent of procedures to be performed in our audit of the financial statements of Quantlab Securities, LP for the year ended December 31, 2006, and this report does not affect our report thereon dated February 20, 2007.

> The Partnership does not have segregation of duties in the accounting function. With your small number of employees, an ideal system of internal control may not be possible and/or practical because it is not possible to segregate duties as much as would be required to provide such an ideal system. In situations where an ideal system is not possible, constant surveillance and review by management is the principal means of offsetting the inherent weakness in internal control and of safeguarding the assets of the Partnership and its customers.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Parnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conklin Hruzek & Co., P.C.

Houston, Texas
February 20, 2007

END